**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 21, 2016**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Granite Falls Energy, LLC**

**File No. 000-51277 -CF#34253**

_____

   Granite Falls Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 14, 2016.

   Based on representations by Granite Falls Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1       through December 31, 2022
       Exhibit 10.2       through December 31, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Brent J. Fields
            Secretary